June 29, 2011

By EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman, Legal Branch - Chief

Katherine Wray, Attorney - Advisor

Re:	Marchex, Inc.

Pre-Effective Amendment No. 1 to Registration Statement on Form S-3

File No. 333-174016

Amended June 29, 2011

Ladies and Gentlemen:

Marchex, Inc. (“Marchex” or the “Company”) is hereby electronically submitting for filing Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 (the “Amendment No. 1”). The filing has been marked to show changes from the filing on May 6, 2011.

The Amendment No. 1 reflects comments made in a letter, dated June 2, 2011 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The comments contained in the Comment Letter and the Company’s responses are set forth below. All of the responses are keyed to the sequential numbering of the comments contained in the Comment Letter and to the headings (including original page references) used in such Comment Letter.

General

1. We note that on April 11, 2011, you filed a Form 8-K announcing your acquisition of Jingle Networks, Inc. The Form 8-K states that you will file the required financial information relating to the acquisition within 71 calendar days. As you are aware, the required financial information must be filed prior to requesting acceleration of the effective date of your registration statement. Refer to the instruction to Item 9.01 of Form 8-K. If you believe that any financial information may be omitted due to significance of the transaction or otherwise, please provide us with detailed calculations supporting your conclusion.

We appreciate the Staff’s comment and Marchex respectfully advises the Staff that Marchex understands that the required financial information must be filed prior to requesting acceleration of the effective date of Marchex’s Registration Statement. Please note that Marchex filed such required financial information with the Commission on a Form 8-K/A on June 22, 2011.

Facing Page of Registration Statement

2. Please revise the facing page to indicate by check mark the reporting status of the registrant, as called for by Form S-3.

We appreciate the Staff’s comment and have made the requested revision to the facing page of Amendment No. 1.

Selling Stockholders, page 24

3. Please revise the selling stockholder table to identify the natural person(s) exercising voting and/or dispositive powers over the shares held by each of the following selling stockholders: Flybridge Capital Partners II, L.P.; LAP Jingle Holdings II, LLC; AP Jingle Holdings, LLC; First Round Jingle LP; and RGIP, LLC.

We appreciate the Staff’s comment and have made the requested revisions to the selling stockholder table on page 21 of Amendment No. 1 based on information provided by the specified selling stockholders.

4. In addition, please state whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. Be advised that a selling stockholder registered as a broker-dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

We appreciate the Staff’s comment and Marchex respectfully advises the Staff that based on information provided by each of the selling stockholders included in the filing, none of the selling stockholders are broker-dealers or affiliates of broker-dealers, except that Comcast Interactive Capital, L.P. and Goldman Sachs Investment Partners Master Fund, L.P. may each separately be deemed an affiliate of a broker-dealer and each purchased the shares in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute such shares.

Incorporation of Documents by Reference, page 27

5. Please revise your registration statement to specifically incorporate by reference all documents required to be incorporated by Item 12(a) of Form S-3, including the Forms 8-K filed on March 7, 2011, and April 11, 2011.

We appreciate the Staff’s comment and have made the requested revisions to the incorporation of documents by reference section on page 23 of Amendment No. 1.

Exhibits

6. We again refer to the Form 8-K filed on April 11, 2011, announcing your merger agreement with Jingle Networks, Inc. The Form 8-K indicates that the merger agreement provides for registration rights on the part of the former Jingle stockholders. To the extent that the merger agreement or another agreement defines the rights of holders of the Class B common stock being registered for resale, it appears that it should be filed as an exhibit to the registration statement pursuant to Item 601(b)(4) of Regulation S-K. Accordingly, please file such agreement, or tell us why you believe you are not required to do so.

We appreciate the Staff’s comment and Marchex respectfully advises the Staff that since the merger agreement with Jingle Networks includes a registration rights provision, Marchex has filed the merger agreement as Exhibit 4.4 to Amendment No. 1 and has requested confidential treatment with respect to certain portions thereof.

* * * * *

In addition, Marchex acknowledges that:

•	Marchex is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Marchex may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 331-3540 (telephone) or (206) 331-3696 (facsimile) or Francis J. Feeney, Jr., Esq. of DLA Piper LLP (US), Marchex’s outside corporate counsel, at (617) 406-6063 (telephone) or (617) 406-6163 (facsimile) with any questions or comments regarding this letter. Thank you for your assistance.

Very truly yours,

MARCHEX, INC.

By:	/s/ Michael A. Arends
	Name:	Michael A. Arends
	Title:	Chief Financial Officer

cc:	Ethan A. Caldwell, General Counsel & CAO

Francis J. Feeney, Jr., Esq.

Michelle D. Paterniti, Esq.